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SECURIT[illegible] 05042649 [illegible]SSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 45416



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Island Capital, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8843 Se 77th Place

(No. and Street)

Mercer Island	WA	98040
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William G Coulter (206) 937-1116

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seamens & Company, PLLC

(Name — *if individual, state last, first, middle name*)

4711 44th Avenue SW	Seattle	WA	98116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 13 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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7-12-2005

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas R. Ulie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Island Capital, Inc., as of December 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



GREGORY E CARRUTHERS
NOTARY
PUBLIC
DEC. 14, 2008
STATE OF WASHINGTON

Signature

4/23/05 CEO

Title

Notary Public

State of Washington
county of King
exp: 12/14/2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST ISLAND CAPITAL, INC.

Amended

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2004

Net Capital as represented by Independent Auditor	$135,917
Basic Net Capital Requirement	
Net Capital as above	135,917
Minimum net capital required ($5,000 for brokers who do not generally carry customers' accounts)	5,000
Excess Net Capital before haircuts	130,917
Less, haircuts on other securities	(2,027)
Excess Net Capital	$128,890

Schedule I

The accompanying notes are an integral part of these financial statements.

FIRST ISLAND CAPITAL, INC.

Amended

RECONCILIATION OF COMPUTATION OF NET CAPITAL

Under Rule 17a-5(d)(4) and 15c3-1
December 31, 2004 and December 31, 2003

	December 31, 2004	December 31, 2003
Net Capital as reported by the Corporation Focus Report Part IIA	$131,525	$123,899
Independent Auditors and Adjustments: Decrease (Increase): Accrued Expenses	(935)	(139)
Net Capital After Adjustments	130,590	123,760
Add Non-Allowable Assets	3,300	3,330
Net Capital After Haircuts	133,890	127,060
Add Haircuts on other Securities Taken	2,027	507
Reconciled Net Capital Represented By Independent Auditor	$135,917	$127,567

Schedule II

The accompanying notes are an integral part of these financial statements.

SEAMENS & COMPANY, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

4711 44th Avenue Southwest
P.O. Box 16408
Seattle, Washington 98116
(206) 937-1116 Office
FAX (206) 937-6844

April 12, 2005

Mr. Thomas R. Ulie
First Island Capital Inc.
8843 SE 77th Place
Seattle, WA 98040

Dear Mr. Ulie:

We have enclosed a corrected (amended) computation of Net Capital Persuant to Rule 15c3-, and Reconciliation Computation of Net Capital for year ended December 31, 2004.

No material differences existed, as the net capital as represented by Independent Auditor remain unchanged. Presentation of the facts have been adjusted.

We regret that our presentation was confusing. The minor changes have been included in the corrected version.

The capital as reported by the corporation on Focus Report, part IIA, had taken the non-allowable assets and haircuts on other securities off but, did not include the auditors adjustment of $935, which reduces the net capital. By adding back the non-allowable assets and haircuts, the reconciled net capital equals the net capital on the financial statement.

Future reconciliation will reflect these items in the context.

Yours truly,

SEAMENS & COMPANY, PLLC



William G. Coulter
Certified Public Accountant